UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)
(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012
FROM APRIL 1, 2012 TO DECEMBER 31, 2012
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2012

FROM APRIL 1, 2012 TO DECEMBER 31, 2012

CONSOLIDATED

Released on January 24, 2013

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: January 24, 2013

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): February 13, 2013

1. Selected Consolidated Financial Performance for the Nine Months Ended December 31,

2012 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2012	2011
Net sales	¥523,210	¥514,733
Ratio of change from the same period of previous fiscal year	1.6%	2.0%
Operating income	44,702	54,295
Ratio of change from the same period of previous fiscal year	(17.7)%	(27.8)%
Income from continuing operations before income taxes	39,512	48,793
Ratio of change from the same period of previous fiscal year	(19.0)%	(22.6)%
Net income attributable to Nidec Corporation	28,216	31,654
Ratio of change from the same period of previous fiscal year	(10.9)%	(21.8)%
Net income attributable to Nidec Corporation per share-basic	¥209.60	¥229.86
Net income attributable to Nidec Corporation per share-diluted	¥195.59	¥214.87

Note:

Comprehensive income attributable to Nidec Corporation:

¥51,081 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2012

¥10,157 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2011

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	December 31, 2012	March 31, 2012
Total assets	¥962,241	¥800,401
Total equity	442,464	425,611
Nidec Corporation shareholders’ equity	402,870	370,182
Nidec Corporation shareholders’ equity to total assets	41.9%	46.2%
Nidec Corporation shareholders’ equity per share	¥2,972.54	¥2,705.32

2. Dividends

	Yen
	Year ending March 31, 2013 (target)	Year ended March 31, 2012 (actual)
Interim dividend per share	¥45.00	¥45.00
Year-end dividend per share	35.00	45.00
Annual dividend per share	¥80.00	¥90.00

Note:

Revision of previously announced dividend targets during this reporting period: Yes

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2013)

Yen in millions (except for per share amounts)
Net sales	¥690,000
Operating income	20,000
Income from continuing operations before income taxes	12,500
Net income attributable to Nidec Corporation	4,500
Net income attributable to Nidec Corporation per share-basic	¥33.37

Note:

Revision of previously announced financial performance forecast during this reporting period: Yes

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 19 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 19 for detailed information.)

2. Changes due to other reasons: None.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at December 31, 2012

145,075,080 shares at March 31, 2012

2. Number of treasury stock at the end of each period:

9,544,596 shares at December 31, 2012

8,240,496 shares at March 31, 2012

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

134,617,354 shares for the nine months ended December 31, 2012

137,708,853 shares for the nine months ended December 31, 2011

Investor presentation materials relating to our financial results for the nine months ended December 31, 2012, are expected to be published on our corporate website on January 24, 2013.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Nine Months Ended December 31, 2012

The global economic condition during the nine months ended December 31, 2012 remained challenging with few notable signs of improvement in the stagnant economies in Europe, China and other newly emerging countries.  Although the Japanese yen depreciated against other currencies due to expectations of the new Japanese government’s monetary easing measures, the effects were overshadowed by concerns over the so-called “fiscal cliff” in the United States toward the end of the year.

In this business environment, in October 2012, the Nidec group launched a new project called “WPR™ Part 2 Project” where we intend to make group-wide efforts to “renew and expand our business portfolio,” “improve our profitability to reach a 15% target consolidated profit margin” and “enhance our financial health by strengthening our ability to generate cash.”

However, the demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, began to decline in the middle of the three months ended December 31, 2012, at such a rate and to such an extent that significantly exceeded our expectations.  As a result, the operation rates and the capacity utilization rates of our manufacturing facilities for those products significantly decreased, and we incurred expenses in connection with streamlining our business structure.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR © Shigenobu Nagamori NIDEC CORPORATION 2008

2. Consolidated Operating Results

Consolidated Operating Results for the Nine Months Ended December 31, 2012 (“this nine-month period”), Compared to the Nine Months Ended December 31, 2011 (“the same period of the prior year”)

			Yen in millions
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Increase or decrease	Increase or decrease ratio
Net sales	523,210	514,733	8,477	1.6%
Operating income	44,702	54,295	(9,593)	(17.7)%
Income from continuing operations before income taxes	39,512	48,793	(9,281)	(19.0)%
Net income attributable to Nidec Corporation	28,216	31,654	(3,438)	(10.9)%

Consolidated net sales increased 1.6% to ¥523,210 million for this nine-month period compared to the same period of the prior year. Operating income decreased 17.7% to ¥44,702 million for this nine-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this nine-month period decreased 2.0 percentage points to 8.5% for this nine-month period from 10.5% for the same period of the prior year. The average exchange rate between the Japanese yen and the U.S. dollar for this nine-month period was ¥80.00 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥0.99, or approximately 1%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this nine-month period was ¥102.17 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of ¥8.47, or approximately 8%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥1,000 million, but had a negative effect on our operating income of approximately ¥800 million, for this nine-month period compared to the same period of the prior year.

Income from continuing operations before income taxes decreased 19.0% to ¥39,512 million for this nine-month period compared to the same period of the prior year. Foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) decreased approximately ¥300 million to approximately ¥3,900 million for this nine-month period from approximately ¥4,200 million for the same period of the prior year. Net income attributable to Nidec Corporation decreased 10.9% to ¥28,216 million for this nine-month period compared to the same period of the prior year.

Operating Results by Product Category for This Nine-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	242,965	249,186	(6,221)	(2.5)%
Hard disk drives spindle motors	125,540	131,434	(5,894)	(4.5)%
Other small precision motors *	117,425	117,752	(327)	(0.3)%
Operating income of small precision motors	34,621	38,870	(4,249)	(10.9)%

Note: Starting in the interim reporting period ended September 30, 2012, the “small precision motors” product category is divided into “hard disk drives spindle motors” and “other small precision motors.” Moreover, starting in the nine- month period ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased 2.5% to ¥242,965 million for this nine-month period compared to the same period of the prior year. This was mainly due to a decrease in sales of spindle motors for hard disk drives (“HDDs”) and other small precision motors. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥2,600 million for this nine-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this nine-month period decreased ¥5,894 million, or 4.5%, compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 12% compared to the same period of the prior year. The average unit price of spindle motors for HDDs on a Japanese yen basis for this nine-month period increased approximately 8% compared to the same period of the prior year mainly due to an approximately 7% increase in the average unit price on a U.S. dollar basis and the positive impact of the approximately 1% depreciation of the Japanese yen against the U.S. dollar.

The number of units sold of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this nine-month period decreased approximately 13% and 10%, respectively, compared to the same period of the prior year. The average unit price of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs on a U.S. dollar basis for this nine-month period increased approximately 10% and 5%, respectively, compared to the same period of the prior year. As a result, net sales of spindle motors for 3.5-inch HDDs and 2.5-inch HDDs for this nine-month period decreased approximately 3% and 5%, respectively, compared to the same period of the prior year.

Net sales of other small precision motors for this nine-month period decreased ¥327 million, or 0.3%, compared to the same period of the prior year. This reflected the contribution of Nidec Seimitsu Corporation for the full period in this nine-month period whereas Nidec Seimitsu’s net sales were included only after our acquisition in July 2011 for the same period of the prior year. Nidec Seimitsu’s net sales for the three months ended June 30, 2012 were approximately ¥3,400 million. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors for this nine-month period decreased approximately 11% compared to the same period of the prior year. This decrease was mainly due to an approximately 13% decrease in the number of units sold although the average unit price on a U.S. dollar basis for this nine-month period remained at the same level compared to the same period of the prior year. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this nine-month period increased approximately 4% compared to the same period of the prior year. This was mainly due to an approximately 13% increase in the average unit price on a U.S. dollar basis although the number of units sold for this nine-month period decreased approximately 10% compared to the same period of the prior year.

Operating income of small precision motors decreased 10.9% to ¥34,621 million for this nine-month period compared to the same period of the prior year. This was mainly due to the decrease in sales, the negative effect of our declining operation rate and expenses incurred in connection with streamlining our business structure, which were partially offset by a gain from insurance proceeds relating to the Thai flooding.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	174,238	156,349	17,889	11.4％
Appliance, commercial and industrial products	110,958	95,091	15,867	16.7％
Automotive products	63,280	61,258	2,022	3.3％
Operating income of automotive, appliance, commercial and industrial products	7,344	6,871	473	6.9％

Note: Starting in the interim reporting period ended September 30, 2012, the “general motors” product category is renamed as “automotive, appliance, commercial and industrial products” and the automotive components that were previously included in the “other” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of automotive, appliance, commercial and industrial products increased 11.4% to ¥174,238 million for this nine-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this nine-month period increased 16.7% compared to the same period of the prior year primarily due to approximately ¥20,800 million of aggregate sales at Ansaldo Sistemi Industriali S.p.A., Avtron Industrial Automation, Inc. and Kinetek Group Inc. which were newly consolidated in this nine-month period.

Net sales of automotive products for this nine-month period increased 3.3% compared to the same period of the prior year. Within the automotive products category, sales of automotive motors for electric power steering by Nidec Corporation and its direct-line subsidiaries for this nine-month period increased approximately 14% compared to the same period of the prior year mainly as a result of our efforts to expand our customer base and an increase in sales to our existing customers.

Operating income of automotive, appliance, commercial and industrial products increased 6.9% to ¥7,344 million for this nine-month period compared to the same period of the prior year mainly as a result of our efforts to improve the profitability of the automotive, appliance, commercial and industrial products category through cost reduction and other measures as well as the positive impact of the newly consolidated subsidiaries, which were partially offset by a negative impact of approximately ¥1,400 million resulting from the approximately 1% appreciation of the Japanese yen against the U.S. dollar, and an increase of approximately ¥1,200 million in investment costs relating to this product category.

Machinery-

			Yen in millions
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Increase or decrease	Increase or decrease ratio
Net sales of machinery	46,499	50,139	(3,640)	(7.3)％
Operating income of machinery	6,104	6,239	(135)	(2.2)％

Net sales of machinery decreased 7.3% to ¥46,499 million for this nine-month period compared to the same period of the prior year mainly due to a decrease in sales of LCD panel handling robots at Nidec Sankyo.

Operating income of machinery decreased 2.2% to ¥6,104 million for this nine-month period compared to the same period of the prior year mainly due to the decrease in sales of LCD panel handling robots at Nidec Sankyo, which was partially offset by operating income increases at Nidec-Read and Nidec-Shimpo.

Electronic and optical components-

			Yen in millions
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	53,484	52,934	550	1.0%
Operating income of electronic and optical components	989	5,694	(4,705)	(82.6)%

Note: Starting in the nine- month period ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of electronic and optical components increased 1.0% to ¥53,484 million for this nine-month period compared to the same period of the prior year primarily due to increased sales at Nidec Copal (after adjustments for discontinued operations) and increased sales at Nidec Sankyo, which were partially offset by a decrease in sales at Nidec Copal Electronics. The sales increase at Nidec Copal mainly reflected stronger demand for lenses and other components for single-lens digital cameras, which was partially offset by a decrease in sales of components for compact digital cameras. The sales increase at Nidec Sankyo mainly reflected the positive impact of newly consolidated subsidiaries, including SCD Co., Ltd., a Korean company. The decease in sales at Nidec Copal Electronics was mainly due to weak investments in the semiconductor manufacturing equipment, pneumatic and information-communication industries.

Operating income of electronic and optical components decreased 82.6% to ¥989 million for this nine-month period compared to the same period of the prior year. This mainly reflected a decrease in sales at Nidec Corpal during the three months due to rapidly declining demand for its products and significant declines in the operation rates and the capacity utilization rates of Nidec Corpal’s manufacturing facilities as well as expenses incurred by Nidec Coptal in connection with streamlining its business structure. The decrease in operating income of electronic and optical components also reflected the lower sales at Nidec Copal Electronics.

Other products-

			Yen in millions
	Nine months ended December 31, 2012	Nine months ended December 31, 2011	Increase or decrease	Increase or decrease ratio
Net sales of other products	6,024	6,125	(101)	(1.6)%
Operating income of other products	674	660	14	2.1%

Note: Starting in the interim reporting period ended September 30, 2012, the automotive products that were previously included in the “other” product category have been reclassified to the “automotive, appliance, commercial and industrial products” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of other products decreased 1.6% to ¥6,024 million and operating income of other products increased 2.1% to ¥674 million for this nine-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended December 31, 2012 (“this 3Q”), Compared to the Three Months Ended September 30, 2012 (“this 2Q”)

			Yen in millions
	Three months ended December 31, 2012	Three months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales	169,670	174,519	(4,849)	(2.8)%
Operating income	2,517	20,002	(17,485)	(87.4)%
Income from continuing operations before income taxes	2,473	18,705	(16,232)	(86.8)%
Net income attributable to Nidec Corporation	1,700	13,234	(11,534)	(87.2)%

Consolidated net sales and operating income for this 3Q decreased 2.8% to ¥169,670 million and 87.4% to ¥2,517 million, respectively, compared to this 2Q. The average exchange rate between the Japanese yen and the U.S. dollar for this 3Q was ¥81.17 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥2.55, or approximately 3%, compared to this 2Q. The average exchange rate between the Japanese yen and the Euro for this 3Q was ¥105.25 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥6.89, or approximately 7%, compared to this 2Q. The depreciation of the Japanese yen and other Asian currencies against the U.S. dollar and the Euro had a positive effect on our net sales of approximately ¥4,700 million as well as on our operating income of approximately ¥500 million for this 3Q compared to this 2Q.

Income from continuing operations before income taxes was ¥2,473 million for this 3Q. We recorded approximately ¥900 million of foreign exchange gain for this 3Q compared to approximately ¥300 million of foreign exchange loss for this 2Q, resulting in a positive impact on our income from continuing operations before income taxes of approximately ¥1,200 million for this 3Q compared to this 2Q. Net income attributable to Nidec Corporation was ¥1,700 million for this 3Q.

Our results for this 2Q have been retroactively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of The Minster Machine Company in April 2012.  We completed our valuation during this 3Q.

Operating Results by Product Category for This 3Q Compared to This 2Q

Small precision motors-

			Yen in millions
	Three months ended December 31, 2012	Three months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	74,513	79,321	(4,808)	(6.1)%
Hard disk drives spindle motors	36,935	40,163	(3,228)	(8.0)%
Other small precision motors	37,578	39,158	(1,580)	(4.0)%
Operating income of small precision motors	2,575	14,221	(11,646)	(81.9)%

Note: Starting in the three-month period ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of small precision motors decreased 6.1% to ¥74,513 million for this 3Q compared to this 2Q mainly due to a decrease in sales of spindle motors for HDDs and a decrease in sales of other small precision motors at Nidec Corporation and its direct-subsidiaries. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥1,800 million on the sales of our small precision motors for this 3Q.

Net sales of spindle motors for HDDs for this 3Q decreased ¥3,228 million, or 8.0%, compared to this 2Q. The number of units sold of spindle motors for HDDs for this 3Q decreased approximately 10% compared to this 2Q. The average unit price of spindle motors for HDDs on a Japanese yen basis for this 3Q increased approximately 2% compared to this 2Q mainly due to the 3% depreciation of the Japanese yen against the U.S. dollar, which was partially offset by an approximately 1% decrease in the average unit price on a U.S. dollar basis. The number of units sold of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 3Q decreased approximately 15% and 2%, respectively, compared to this 2Q. The sales of spindle motors for 2.5-inch HDDs and 3.5-inch HDDs for this 3Q decreased approximately 14% and 1%, respectively, compared to this 2Q.

Net sales of other small precision motors for this 3Q decreased ¥1,580 million, or 4.0%, compared to this 2Q. This decrease was mainly due to lower sales of optical disk drives motors and brushless DC fans at Nidec Corporation and its direct-subsidiaries. Sales of other small precision brushless DC motors at Nidec Corporation and its direct-subsidiaries for this 3Q decreased approximately 23% compared to this 2Q mainly due to an approximately 24% decrease in the number of units sold and an approximately 1% decrease in the average unit price on a U.S. dollar basis. Sales of brushless DC fans at Nidec Corporation and its direct-line subsidiaries for this 3Q decreased approximately 12% compared to this 2Q mainly due to an approximately 16% decrease in the number of units sold, despite an approximately 2% increase in the average unit price on a U.S. dollar basis.

Operating income of small precision motors decreased 81.9% to ¥2,575 million for this 3Q compared to this 2Q. This mainly reflected the decrease in sales, significant declines in the operation rates and the capacity utilization rates of manufacturing facilities, expenses incurred in connection with streamlining our business structure, and a lower gain from insurance proceeds relating to the Thai flooding for this 2Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended December 31, 2012	Three months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	61,605	58,660	2,945	5.0%
Appliance, commercial and industrial products	41,422	37,566	3,856	10.3%
Automotive products	20,183	21,094	(911)	(4.3)%
Operating income of automotive, appliance, commercial and industrial products	1,956	2,660	(704)	(26.5)%

Net sales of automotive, appliance, commercial and industrial products increased 5.0% to ¥61,605 million for this 3Q compared to this 2Q.

Net sales of appliance, commercial and industrial products for this 3Q increased 10.3% compared to this 2Q mainly due to sales at Avtron Industrial Automation, Inc. and Kinetek Group Inc., which were newly consolidated in this 3Q, partially offset by seasonal decreases in sales of motors for air conditioners at Nidec Motor.

Net sales of automotive products for this 3Q decreased 4.3% compared to this 2Q. This decrease was mainly due to decreased demand for control valve assembly products for continuously variable transmissions (CVTs) at Nidec Tosok in markets in China and Europe.

Operating income of automotive, appliance, commercial and industrial products decreased 26.5% to ¥1,956 million for this 3Q compared to this 2Q mainly due to the decrease in sales at Nidec Motor and the negative impact of increased investment cost relating to this product category, partially offset by the contribution of the newly consolidated subsidiaries.

Machinery-

			Yen in millions
	Three months ended December 31, 2012	Three months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	15,233	15,562	(329)	(2.1)%
Operating income of machinery	2,015	2,187	(172)	(7.9)%

Net sales of machinery decreased 2.1% to ¥15,233 million for this 3Q compared to this 2Q mainly due to a decrease in sales of peripheral equipment for chip mounters at Nidec Copal.

Operating income of machinery decreased 7.9% to ¥2,015 million for this 3Q compared to this 2Q mainly due to a decrease in unit prices at Nidec Sankyo.

Electronic and optical components-

			Yen in millions
	Three months ended December 31, 2012	Three months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,057	18,957	(2,900)	(15.3)%
Operating income (loss) of electronic and optical components	(2,092)	1,907	(3,999)	-

Note: Starting in the three-month period ended December 31, 2012, the motor application products that were previously included in the “electronic and optical components” product category have been reclassified to the “small precision motors” product category. To enable comparisons between periods, previously reported amounts have been reclassified.

Net sales of electronic and optical components decreased 15.3% to ¥16,057 million for this 3Q compared to this 2Q mainly due to a decrease in customer demand for such products as components for compact digital cameras and lenses for single-lens digital cameras at Nidec Copal.

We recorded ¥2,092 million of operating loss for electronic and optical components for this 3Q, compared to operating income for this 2Q. This mainly reflected the decrease in sales at Nidec Copal, significant declines in the operation rates and the capacity utilization rates of manufacturing facilities, and expenses incurred in connection with streamlining our business structure.

Other products-

			Yen in millions
	Three months ended December 31, 2012	Three months ended September 30, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	2,262	2,019	243	12.0％
Operating income of other products	229	232	(3)	(1.3)％

Net sales of other products increased 12.0% to ¥2,262 million for this 3Q compared to this 2Q mainly due to an increase in sales at Nidec Global Service.

Operating income of other products remained at the same level compared to this 2Q at ¥229 million.

(2) Financial Position

	As of December 31, 2012	As of March 31, 2012	Increase or decrease
Total assets (million)	¥962,241	¥800,401	¥161,840
Total liabilities (million)	519,777	374,790	144,987
Nidec Corporation shareholders’ equity (million)	402,870	370,182	32,688
Interest-bearing debt (million) *1	313,263	188,518	124,745
Net interest-bearing debt (million) *2	¥161,878	¥58,228	¥103,650
Debt ratio (%) *3	32.6	23.6	9.0
Debt to equity ratio (“D/E ratio”) (times) *4	0.78	0.51	0.27
Net D/E ratio (times) *5	0.40	0.16	0.24
Nidec Corporation shareholders' equity to total assets (%)	41.9	46.2	(4.3)

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥161,800 million to ¥962,241 million as of December 31, 2012 compared to March 31, 2012. This increase was primarily due to an increase of approximately ¥62,500 million in goodwill, an increase of approximately ¥43,500 million in property, plant and equipment, an increase of approximately ¥21,100 million in cash and cash equivalents, and an increase of approximately ¥14,700 million in inventories.

Total liabilities increased approximately ¥145,000 million to ¥519,777 million as of December 31, 2012 compared to March 31, 2012. Our current portion of long-term debt increased approximately ¥129,800 million to approximately ¥130,400 million as of December 31, 2012 compared to March 31, 2012. Our long-term debt increased approximately ¥46,200 million to approximately ¥147,400 million as of December 31, 2012 compared March 31, 2012. On the other hand, our short-term borrowings decreased approximately ¥51,200 million to approximately ¥35,400 million as of December 31, 2012 compared to March 31, 2012.

As a result, our net interest-bearing debt increased approximately ¥103,700 million to approximately ¥161,900 million as of December 31, 2012 compared to March 31, 2012. Our debt ratio increased to 32.6% as of December 31, 2012 from 23.6% as of March 31, 2012. Our debt to equity ratio was 0.78 as of December 31, 2012, compared to 0.51 as of March 31, 2012. Our net debt to equity ratio was 0.40 as of December 31, 2012, compared to 0.16 as of March 31, 2012.

As of December 31, 2012, the current portion of long-term debt increased approximately ¥129,800 million compared to March 31, 2012 mainly as a result of the reclassification of the euro yen convertible bonds with stock acquisition rights due 2015 from long-term liability to current liability, as the convertible bonds will become redeemable at the option of holders of the bonds within one year. In addition, our long-term debt increased approximately ¥46,200 million due to borrowings of €240 million and $500 million from the credit lines we obtained from major Japanese private commercial banks to fund our future acquisition transactions under a special program of the Japan Bank for International Cooperation (“JBIC”), and due to the issuance of ¥100.0 billion aggregate principal amount of three tranches of unsecured straight bonds (which rank pari passu among themselves).

Nidec Corporation shareholders’ equity increased approximately ¥32,700 million to ¥402,870 million as of December 31, 2012 compared to March 31, 2012. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥16,100 million as of December 31, 2012 compared to March 31, 2012, and an increase in foreign currency translation adjustments of approximately ¥23,400 million as of December 31, 2012 compared to March 31, 2012. The increase in Nidec Corporation shareholders’ equity was offset in part by an increase of approximately ¥10,100 million in treasury stock. The increase in treasury stock was due to repurchases of shares (representing 2.92% of our shares issued and outstanding) in the nine months ended December 31, 2012, which were partially offset by the allocation of treasury shares (representing 2.19% of the shares issued and outstanding) to Nidec Sankyo shareholders in connection with the share exchange transaction to make Nidec Sankyo a wholly owned subsidiary. Nidec Corporation shareholders' equity to total assets decreased to 41.9% as of December 31, 2012 from 46.2% as of March 31, 2012.

In connection with our acquisition of Minster, Ansaldo Sistemi Industriali S.p.A., Avtron, SCD, Kinetek and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the nine months ended December 31, 2012, we recorded approximately ¥145,000 million in assets in the aggregate, including approximately ¥61,300 million in goodwill, and approximately ¥34,400 million in liabilities in the aggregate, including approximately ¥11,600 million in trade notes and accounts payable. We are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Ansaldo, Avtron, SCD, Kinetek and Nidec Kaiyu. These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of December 31, 2012.

Overview of Cash Flow-

	(Yen in millions)
	For the Nine months ended December 31		Increase or decrease
	2012	2011
Net cash provided by operating activities	¥65,653	¥42,149	¥23,504
Net cash used in investing activities	(127,405)	(24,300)	(103,105)
Free cash flow *1	(61,752)	17,849	(79,601)
Net cash provided by financing activities	¥75,221	¥13	¥75,208

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the nine months ended December 31, 2012 (“this nine-month period”) were a net cash inflow of ¥65,653 million. Compared to the nine months ended December 31, 2011 (“the same period of the prior year”), our cash inflow from operating activities for this nine-month period increased approximately ¥23,500 million. This increase was mainly due to the positive impact of approximately ¥31,300 million of net changes in operating assets and liabilities, which was partially offset by a decrease of approximately ¥4,200 million in consolidated net income.

Cash flows from investing activities for this nine-month period were a net cash outflow of ¥127,405 million. Compared to the same period of the prior year, our net cash outflow from investing activities for this nine-month period increased approximately ¥103,100 million mainly due to an increase in acquisitions of business, net of cash acquired, of approximately ¥88,000 million and an increase in additional purchases of property, plant and equipment of approximately ¥19,900 million.

As a result, we had a negative free cash flow of ¥61,752 million for this nine-month period compared to a positive free cash flow of ¥17,849 million for the same period of the prior year.

Cash flows from financing activities for this nine-month period were a net cash inflow of ¥75,221 million. Compared to the same period of the prior year, our net cash inflow from financing activities for this nine-month period increased approximately ¥75,200 million. For this nine-month period, we had ¥100,000 million in proceeds from the issuance of corporate bonds and ¥67,200 million in proceeds from long-term borrowings under the JBIC program, which were partially offset by a net decrease of approximately ¥75,400 million in short-term borrowings and an increase of approximately ¥16,600 million in repurchases of treasury stock.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of December 31, 2012 was ¥151,385 million, an increase of approximately ¥21,100 million from March 31, 2012.

(3) Business Forecasts for the Fiscal Year ending March 31, 2013

In light of our results for the nine months ended December 31, 2012, and based on our expectations relating to the global economy and the business environment for the three months ending March 31, 2013, we have determined to revise downward our previous business performance forecasts for the fiscal year ending March 31, 2013, which were announced in October 2012, as shown below.

The demand for some of our major products, including components for personal computers, digital cameras and LCD panel manufacturing equipment, began to rapidly decline in the middle of the third quarter ended December 31, 2012, and it is expected that this declining trend will continue in the fourth quarter ending March 31, 2013. As a result, we are expecting trends that are significantly lower than our previously announced forecasts in October 2012. In an effort to promptly respond to the increasingly challenging business environment and improve our profitability, we have begun to formulate and implement measures to streamline our business structure since the latter half of the three months ended December 31, 2012, and we expect to incur expenses relating to additional measures to streamline our business structure and other adjustments in the three months ending March 31, 2013. As a result, we anticipate that our consolidated net sales and operating income for the six months ending March 31, 2013 will be significantly lower than our forecasts announced in October 2012. Based on the foregoing, we are revising our forecasts for the fiscal year ending March 31, 2013.

In addition, considering the downward revision of our business performance forecasts for the fiscal year ending March 31, 2013, we have also determined to revise downward our year-end dividend target for the fiscal year ending March 31, 2013 from the previous target of ¥50 per share announced in April 2012 to ¥35 per share, resulting in an annual target dividend of ¥80 per share.

Forecasts of consolidated results for the fiscal year ending March 31, 2013

Net sales	¥690,000 million	(Up 1.1% from the previous fiscal year)
Operating income	¥20,000 million	(Down 72.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥12,500 million	(Down 82.4% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥4,500 million	(Down 89.0% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥85 and €1 = ¥115. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these U.S. dollar-Japanese yen and the Euro-Japanese yen exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the statutory income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2012, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 220 “Comprehensive Income” updated by Accounting Standards Update (ASU) No. 2011-05 “Presentation of Comprehensive Income” and ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the consolidated statement of changes in equity and requires an entity to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-12 indefinitely defers the requirement in ASU 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. These standards are provisions for disclosure. The adoption of these standards did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2012, NIDEC adopted FASB ASC 350 “Intangibles-Goodwill and Other” updated by ASU 2011-08 “Testing Goodwill for Impairment.” ASU 2011-08 allows an entity the option of performing a qualitative assessment before calculating the fair value of a reporting unit. If an entity determines, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this standard did not have any material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of certain factors, including, but not limited to, (i) general economic conditions in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending, (ii) the effectiveness of our measures designed to streamline our business structure and the impact of expenses relating to streamlining our business structure and other adjustments, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor Corporation, Nidec Seimitsu Corporation, The Minster Machine Company, Ansaldo Sistemi Industriali S.p.A., Nidec Sankyo Corporation, Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd., SCD Co., Ltd., Avtron Industrial Automation Inc. and Kinetek Group Inc., (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations, and (vii) direct and indirect impact of the floods in Thailand.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	December 31, 2012		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥151,385		¥130,290		¥21,095
Trade notes receivable	11,821		11,207		614
Trade accounts receivable	169,518		171,255		(1,737)
Inventories:
Finished goods	45,515		40,069		5,446
Raw materials	30,956		25,363		5,593
Work in progress	26,090		22,362		3,728
Supplies and other	3,617		3,659		(42)
Other current assets	40,734		35,082		5,652
Total current assets	479,636	49.8	439,287	54.9	40,349

Investments and advances:
Marketable securities and other securities investments	14,539		14,818		(279)
Investments in and advances to affiliated companies	1,207		754		453
Total investments and advances	15,746	1.6	15,572	1.9	174

Property, plant and equipment:
Land	42,330		39,996		2,334
Buildings	146,944		133,911		13,033
Machinery and equipment	327,635		289,139		38,496
Construction in progress	29,705		22,196		7,509
Sub-total	546,614	56.8	485,242	60.6	61,372
Less - Accumulated depreciation	(272,329)	(28.3)	(254,411)	(31.8)	(17,918)
Total property, plant and equipment	274,285	28.5	230,831	28.8	43,454
Goodwill	143,024	14.9	80,525	10.1	62,499
Other non-current assets	49,550	5.2	34,186	4.3	15,364
Total assets	¥962,241	100.0	¥800,401	100.0	¥161,840

Liabilities and Equity

	Yen in millions
	December31, 2012		March 31, 2012		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥35,432		¥86,608		¥(51,176)
Current portion of long-term debt	130,445		674		129,771
Trade notes and accounts payable	121,322		107,345		13,977
Accrued expenses	25,057		22,983		2,074
Other current liabilities	30,311		34,750		(4,439)
Total current liabilities	342,567	35.6	252,360	31.5	90,207

Long-term liabilities:
Long-term debt	147,386		101,236		46,150
Accrued pension and severance costs	18,042		12,715		5,327
Other long-term liabilities	11,782		8,479		3,303
Total long-term liabilities	177,210	18.4	122,430	15.3	54,780

Total liabilities	519,777	54.0	374,790	46.8	144,987

Equity:
Common stock	66,551	6.9	66,551	8.3	-
Additional paid-in capital	70,560	7.3	66,762	8.3	3,798
Retained earnings	342,868	35.6	326,777	40.8	16,091

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(24,499)		(47,911)		23,412
Net unrealized gains and losses on securities	426		1,013		(587)
Net gains and losses on derivative instruments	166		73		93
Pension liability adjustments	(696)		(643)		(53)
Total accumulated other comprehensive income (loss)	(24,603)	(2.5)	(47,468)	(5.9)	22,865

Treasury stock, at cost	(52,506)	(5.4)	(42,440)	(5.3)	(10,066)
Total Nidec Corporation shareholders’ equity	402,870	41.9	370,182	46.2	32,688
Noncontrolling interests	39,594	4.1	55,429	7.0	(15,835)
Total equity	442,464	46.0	425,611	53.2	16,853
Total liabilities and equity	¥962,241	100.0	¥800,401	100.0	¥161,840

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the nine months ended December 31

Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2012
	2012		2011
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥523,210	100.0	¥514,733	100.0	¥8,477	1.6	¥682,320	100.0
Cost of products sold	412,214	78.8	396,419	77.0	15,795	4.0	523,729	76.8
Selling, general and administrative expenses	41,921	8.0	41,527	8.1	394	0.9	55,471	8.1
Research and development expenses	24,373	4.7	22,492	4.4	1,881	8.4	30,050	4.4
Operating expenses	478,508	91.5	460,438	89.5	18,070	3.9	609,250	89.3
Operating income	44,702	8.5	54,295	10.5	(9,593)	(17.7)	73,070	10.7

Other income (expenses):
Interest and dividend income	1,323		1,057		266		1,634
Interest expenses	(488)		(178)		(310)		(299)
Foreign exchange gain (loss), net	(3,926)		(4,163)		237		(1,756)
Gain (loss) from marketable securities, net	(300)		(142)		(158)		(202)
Other, net	(1,799)		(2,076)		277		(1,591)
Total	(5,190)	(0.9)	(5,502)	(1.0)	312	-	(2,214)	(0.3)
Income from continuing operations before income taxes	39,512	7.6	48,793	9.5	(9,281)	(19.0)	70,856	10.4
Income taxes	(9,246)	(1.8)	(12,532)	(2.5)	3,286	-	(18,801)	(2.8)
Equity in net income (loss) of affiliated companies	42	0.0	7	0.0	35	500.0	0	0.0
Income from continuing operations	30,308	5.8	36,268	7.0	(5,960)	(16.4)	52,055	7.6
Loss on discontinued operations	-	-	(1,723)	(0.3)	1,723	-	(7,768)	(1.1)
Consolidated net income	30,308	5.8	34,545	6.7	(4,237)	(12.3)	44,287	6.5
Less: Net income attributable to noncontrolling interests	(2,092)	(0.4)	(2,891)	(0.6)	799	-	(3,556)	(0.5)
Net income attributable to Nidec Corporation	¥28,216	5.4	¥31,654	6.1	¥(3,438)	(10.9)	¥40,731	6.0

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss on discontinued operations” from results of continuing operations. The results of the discontinued operations for the nine months ended December 31, 2011 and for the fiscal year ended March 31,2012 have been reclassified. Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31		Increase or		Year ended
	2012	2011	decrease		March 31, 2012
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥30,308	¥34,545	¥(4,237)	(12.3)	¥44,287
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	23,920	(20,832)	44,752	-	(2,560)
Net unrealized gains and losses on securities	(696)	(1,375)	679	-	(7)
Net gains and losses on derivative instruments	93	(844)	937	-	(146)
Pension liability adjustments	(56)	798	(854)	-	93
Total	23,261	(22,253)	45,514	-	(2,620)
Total comprehensive income (loss)	53,569	12,292	41,277	335.8	41,667
Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,488)	(2,135)	(353)	-	(3,983)
Comprehensive income (loss) attributable to Nidec Corporation	¥51,081	¥10,157	¥40,924	402.9	¥37,684

Results for the three months ended December 31

Consolidated Statements of Income

	Yen in millions
	Three months ended December 31				Increase or Decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Net sales	¥169,670	100.0	¥157,442	100.0	¥12,228	7.8
Cost of products sold	140,274	82.7	123,721	78.6	16,553	13.4
Selling, general and administrative expenses	17,893	10.5	12,640	8.0	5,253	41.6
Research and development expenses	8,986	5.3	7,553	4.8	1,433	19.0
Operating expenses	167,153	98.5	143,914	91.4	23,239	16.1
Operating income	2,517	1.5	13,528	8.6	(11,011)	(81.4)

Other income (expenses):
Interest and dividend income	464		396		68
Interest expenses	(217)		(62)		(155)
Foreign exchange gain (loss), net	911		891		20
Gain (loss) from marketable securities, net	(429)		(0)		(429)
Other, net	(773)		(547)		(226)
Total	(44)	(0.0)	678	0.4	(722)	-
Income from continuing operations before income taxes	2,473	1.5	14,206	9.0	(11,733)	(82.6)
Income taxes	(658)	(0.4)	(4,257)	(2.7)	3,599	-
Equity in net income (loss) of affiliated companies	19	0.0	3	0.0	16	533.3
Income from continuing operations	1,834	1.1	9,952	6.3	(8,118)	(81.6)
Loss on discontinued operations	-	-	(361)	(0.2)	361	-
Consolidated net income	1,834	1.1	9,591	6.1	(7,757)	(80.9)
Less: Net income attributable to noncontrolling interests	(134)	(0.1)	(466)	(0.3)	332	-
Net income attributable to Nidec Corporation	¥1,700	1.0	¥9,125	5.8	¥ (7,425)	(81.4)

Notes:

1.

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss on discontinued operations” from results of continuing operations. The results of the discontinued operations for the three months ended December 31, 2011 have been reclassified. Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

2.

Pursuant to ASC 805 “Business Combinations”, the results of operations for the six months ended September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of The Minster Machine Company completed in the three months ended December 31, 2012.

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31		Increase or
	2012	2011	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥1,834	¥9,591	¥(7,757)	(80.9)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	39,479	2,842	36,637	-
Net unrealized gains and losses on securities	1,563	(493)	2,056	-
Net gains and losses on derivative instruments	(17)	287	(304)	-
Pension liability adjustments	(59)	273	(332)	-
Total	40,966	2,909	38,057	-
Total comprehensive income (loss)	42,800	12,500	30,300	242.4
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,659)	(657)	(1,002)	-
Comprehensive income (loss) attributable to Nidec Corporation	¥41,141	¥11,843	¥29,298	247.4

(3) Consolidated Statements of Cash Flows

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2012
	2012	2011
Cash flows from operating activities:
Consolidated net income	¥30,308	¥34,545	¥(4,237)	¥44,287
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,675	26,278	1,397	34,330
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(13)	14,914	(14,927)	15,705
Loss recovery and gain on property, plant and equipment damaged in flood	(3,862)	(16,394)	12,532	(19,662)
Deferred income taxes	(6,219)	846	(7,065)	12,835
Equity in net income of affiliated companies	(42)	(7)	(35)	0
Foreign currency adjustments	3,547	2,689	858	236
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	22,866	(858)	23,724	(14,819)
Decrease (increase) in inventories	2,353	(2,137)	4,490	(257)
Decrease in notes and accounts payable	(4,547)	(11,647)	7,100	(8,061)
Decrease in accrued income taxes	(8,522)	(4,525)	(3,997)	(2,259)
Other	2,109	(1,555)	3,664	(5,623)
Net cash provided by operating activities	65,653	42,149	23,504	56,712
Cash flows from investing activities:
Additions to property, plant and equipment	(47,217)	(27,282)	(19,935)	(41,446)
Proceeds from sales of property, plant and equipment	504	1,507	(1,003)	2,725
Insurance proceeds related to property, plant and equipment damaged in flood	453	7,209	(6,756)	20,804
Acquisitions of business, net of cash acquired	(85,485)	2,502	(87,987)	5,201
Other	4,340	(8,236)	12,576	(7,202)
Net cash used in investing activities	(127,405)	(24,300)	(103,105)	(19,918)
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(49,953)	25,419	(75,372)	26,060
Proceeds from issuance of long-term debt	67,200	-	67,200	-
Repayments of long-term debt	(934)	(1,022)	88	(1,229)
Proceeds from issuance of corporate bonds	100,000	-	100,000	-
Purchases of treasury stock	(26,777)	(10,155)	(16,622)	(10,155)
Payments for additional investments in subsidiaries	(89)	(454)	365	(454)
Dividends paid to shareholders of Nidec Corporation	(12,125)	(12,399)	274	(12,399)
Dividends paid to noncontrolling interests	(1,418)	(1,444)	26	(1,444)
Other	(683)	68	(751)	(1,193)
Net cash provided by (used in) financing activities	75,221	13	75,208	(814)

Effect of exchange rate changes on cash and cash equivalents	7,626	(6,577)	14,203	(11)
Net increase in cash and cash equivalents	21,095	11,285	9,810	35,969
Cash and cash equivalents at beginning of period	130,290	94,321	35,969	94,321
Cash and cash equivalents at end of period	¥151,385	¥105,606	¥45,779	¥130,290

(4) Subsequent events

Not applicable

4. Supplementary Information (Nine months ended December 31, 2012) (unaudited)

(1)Quarterly Financial Data for the three months ended December 31, 2012, September 30, 2012 and June 30, 2012

	Yen in millions
	Three months ended
	June 30, 2012		September 30, 2012		December 31, 2012
	Amount	%	Amount	%	Amount	%
Net sales	¥179,021	100.0	¥174,519	100.0	¥169,670	100.0
Operating income	22,183	12.4	20,002	11.5	2,517	1.5
Income from continuing operations before income taxes	18,334	10.2	18,705	10.7	2,473	1.5
Consolidated net income	13,879	7.8	14,595	8.4	1,834	1.1
Net income attributable to Nidec Corporation	¥13,282	7.4	¥13,234	7.6	¥1,700	1.0

Notes:

Pursuant to ASC 805 “Business Combinations”, the results of operations for three months ended June 30, 2012 and September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of The Minster Machine Company completed in the three months ended December 31, 2012.

(2)Information by Product Category

	Yen in millions
	Nine months ended December 31, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥242,965	¥174,238	¥46,499	¥53,484	¥6,024	¥523,210	¥-	¥523,210
Intersegment	622	664	5,085	607	4,125	11,103	(11,103)	-
Total	243,587	174,902	51,584	54,091	10,149	534,313	(11,103)	523,210
Operating expenses	208,966	167,558	45,480	53,102	9,475	484,581	(6,073)	478,508
Operating income	¥34,621	¥7,344	¥6,104	¥989	¥674	¥49,732	¥(5,030)	¥44,702

	Yen in millions
	Nine months ended December 31, 2011
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥249,186	¥156,349	¥50,139	¥52,934	¥6,125	¥514,733	¥-	¥514,733
Intersegment	721	109	4,155	219	3,980	9,184	(9,184)	-
Total	249,907	156,458	54,294	53,153	10,105	523,917	(9,184)	514,733
Operating expenses	211,037	149,587	48,055	47,459	9,445	465,583	(5,145)	460,438
Operating income	¥38,870	¥6,871	¥6,239	¥5,694	¥660	¥58,334	¥(4,039)	¥54,295

	Yen in millions
	Three months ended December 31, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥74,513	¥61,605	¥15,233	¥16,057	¥2,262	¥169,670	¥-	¥169,670
Intersegment	237	491	1,860	296	1,295	4,179	(4,179)	-
Total	74,750	62,096	17,093	16,353	3,557	173,849	(4,179)	169,670
Operating expenses	72,175	60,140	15,078	18,445	3,328	169,166	(2,013)	167,153
Operating income	¥2,575	¥1,956	¥2,015	¥(2,092)	¥229	¥4,683	¥(2,166)	¥2,517

	Yen in millions
	Three months ended December 31, 2011
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥78,548	¥49,610	¥13,523	¥13,783	¥1,978	¥157,442	¥-	¥157,442
Intersegment	189	37	1,385	97	1,340	3,048	(3,048)	-
Total	78,737	49,647	14,908	13,880	3,318	160,490	(3,048)	157,442
Operating expenses	67,542	47,746	13,774	13,416	3,072	145,550	(1,636)	143,914
Operating income	¥11,195	¥1,901	¥1,134	¥464	¥246	¥14,940	¥(1,412)	¥13,528

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors and vibration motors

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. The product category has been renamed from “General motors” to “Automotive, appliance, commercial and industrial products.” This category includes automotive components which were previously included in “Others” product category. As a result, we have reclassified the results of automotive components for the three and nine months ended December 31, 2011.

4. The motor applications that were previously included in “Electronic and optical components” product category have been reclassified to “Small precision motors” product category. As a result, we have reclassified the results of the motor applications for the three and nine months ended December 31, 2011.

 (3) Sales by Geographic Segment

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Japan	¥163,598	31.3	¥203,943	39.6	¥(40,345)	(19.8)
U.S.A	68,593	13.1	56,006	10.9	12,587	22.5
Singapore	41,978	8.0	24,923	4.8	17,055	68.4
Thailand	60,883	11.6	58,044	11.3	2,839	4.9
Philippines	14,616	2.8	13,311	2.6	1,305	9.8
China	112,399	21.5	110,153	21.4	2,246	2.0
Others	61,143	11.7	48,353	9.4	12,790	26.5
Total	¥523,210	100.0	¥514,733	100.0	¥8,477	1.6

	Yen in millions
	Three months ended December 31				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
Japan	¥52,258	30.8	¥59,686	37.9	¥(7,428)	(12.4)
U.S.A	24,695	14.5	16,188	10.3	8,507	52.6
Singapore	13,038	7.7	14,234	9.0	(1,196)	(8.4)
Thailand	17,280	10.2	8,443	5.4	8,837	104.7
Philippines	4,687	2.8	5,592	3.6	(905)	(16.2)
China	35,214	20.7	37,236	23.6	(2,022)	(5.4)
Others	22,498	13.3	16,063	10.2	6,435	40.1
Total	¥169,670	100.0	¥157,442	100.0	¥12,228	7.8

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
North America	¥70,274	13.4	¥58,938	11.5	¥11,336	19.2
Asia	272,118	52.0	271,607	52.8	511	0.2
Europe	52,366	10.0	44,523	8.6	7,843	17.6
Others	6,228	1.2	6,920	1.3	(692)	(10.0)
Overseas sales total	400,986	76.6	381,988	74.2	18,998	5.0
Japan	122,224	23.4	132,745	25.8	(10,521)	(7.9)
Consolidated total	¥523,210	100.0	¥514,733	100.0	¥8,477	1.6

	Yen in millions
	Three months ended December 31				Increase or decrease
	2012		2011
	Amount	%	Amount	%	Amount	%
North America	¥24,658	14.5	¥17,613	11.2	¥7,045	40.0
Asia	84,785	50.0	78,139	49.6	6,646	8.5
Europe	18,807	11.1	15,053	9.6	3,754	24.9
Others	2,394	1.4	1,705	1.1	689	40.4
Overseas sales total	130,644	77.0	112,510	71.5	18,134	16.1
Japan	39,026	23.0	44,932	28.5	(5,906)	(13.1)
Consolidated total	¥169,670	100.0	¥157,442	100.0	¥12,228	7.8

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31, 2012
	2012	2011		2012	2011

Net sales	¥523,210	¥514,733	1.6%	¥169,670	¥157,442	7.8%
Operating income	44,702	54,295	(17.7)%	2,517	13,528	(81.4)%
Ratio of operating income to net sales	8.5%	10.5%		1.5%	8.6%
Income from continuing operations before income taxes	39,512	48,793	(19.0)%	2,473	14,206	(82.6)%
Ratio of income from continuing operations before income taxes to net sales	7.6%	9.5%		1.5%	9.0%
Net income attributable to Nidec Corporation	28,216	31,654	(10.9)%	1,700	9,125	(81.4)%
Ratio of net income attributable to Nidec Corporation to net sales	5.4%	6.1%		1.0%	5.8%
Net income attributable to Nidec Corporation per share-basic	¥209.60	¥229.86		¥12.55	¥66.68
Net income attributable to Nidec Corporation per share-diluted	¥195.59	¥214.87		¥11.63	¥62.30

Total assets	¥962,241	¥749,639					¥800,401
Nidec Corporation shareholders’ equity	402,870	342,696					370,182
Nidec Corporation shareholders’ equity to total assets	41.9%	45.7%					46.2%
Nidec Corporation shareholders’ equity per share	¥2,972.54	¥2,504.45					¥2,705.32

Net cash provided by operating activities	¥65,653	¥42,149					¥56,712
Net cash used in investing activities	(127,405)	(24,300)					(19,918)
Net cash provided by (used in) financing activities	75,221	13					(814)
Cash and cash equivalents at end of period	¥151,385	¥105,606					¥130,290

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss on discontinued operations” from results of continuing operations. The results of the discontinued operations for the three and nine months ended December 31, 2011 have been reclassified.

3. Pursuant to ASC 805 “Business Combinations”, the results of operations for the six months ended September 30, 2012 have been adjusted retrospectively, as a fair value evaluation of the assets acquired and the liabilities assumed at the point of the acquisition of The Minster Machine Company completed in the three months ended December 31, 2012.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	231
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2012	Change from December 31, 2011
Number of companies newly consolidated:	68	70
Number of companies excluded from consolidation:	6	11
Number of companies newly accounted for by the equity method:	3	3
Number of companies excluded from accounting by the equity method:	-	-